

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

<u>Via E-mail</u>
Anatoly Danilitskiy
Chief Executive Officer
CIS Acquisition Ltd.
89 Udaltsova Street, Suite 84
Moscow, Russia 119607

> **Re:** **CIS Acquisition Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 20, 2012**
> **File No. 333-180224**

Dear Mr. Danilitskiy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that we have referred this filing to the Division of Trading & Markets. They may have additional comments at a later date.

2. We note that you have applied to list your securities on NASDAQ Capital Markets. Please tell us how your structure meets NASDAQ listing standards. We note, in particular, that your structure permits you to use amounts from the trust account to purchase up to 15% of the units or the underlying callable Series A Shares sold in this offering. Please explain how this satisfies the NASDAQ requirement that 90% of the gross proceeds must be deposited in a trust account. Please also provide us with the contact information of your NASDAQ listing qualification contact and any documentation that you have received from NASDAQ.

3. We note you have relied upon various publications, reports, and forecasts from third-party sources for data. Please provide us with the relevant portions of the materials you cite. If any such reports were commissioned by you for use with the registration statement, please also provide consents of such third parties as exhibits to your registration statement pursuant to Rule 436 of the Securities Act or tell us why you believe you are not required to do so.

Prospectus Cover Page

4. We note disclosure in the second sentence of the fifth paragraph that you have applied to list your "units, ordinary shares and redeemable warrants" on the NASDAQ Capital Markets. Elsewhere you state that you have applied to list your "units, Callable Series A Shares and redeemable warrants." Please revise for consistency.

Prospectus Summary, page 2

5. In one of your introductory paragraphs, please revise to state that you have no revenues to date and that you will not generate revenues, at the earliest (if any), until after the consummation of the business combination.

6. We note that you intend to focus primarily on acquisitions of "middle market" companies. Please define middle market and disclose the criteria that you will use to identify the "middle market" companies.

7. We note that you have set your redemption threshold at 92.5%. Please revise your summary section to state whether you may lower the redemption threshold.

Management Expertise, page 2

8. As you have highlighted your management's experience in the prospectus summary, please balance the disclosure in this subsection by disclosing that management's prior experience is not a guarantee of a successful initial business combination and that your management team is not required to devote any significant amount of time to your business and that they are concurrently involved in other businesses.

9. With a review towards revised disclosure, please tell us whether any member of your management team has experience identifying businesses in similar acquisition transactions.

10. We note terms and phrases, such as "proven" and "highly regarded entrepreneur and financier among the Russian business elite" used to describe your officers and directors in relation to their expertise throughout the prospectus. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

11. Please remove the ticker symbol from the last paragraph of this subsection. Please similarly revise page 73 and the biography of Anatoly Danilitskiy on page 104.

Business Objective, page 3

12. Please revise to balance the last sentence of the paragraph by clarifying that you cannot provide any assurance that a transaction will be consummated.

Business Philosophy, page 3

13. Please explain what you mean when you state that you "may also seek to leverage…cash flow in order to enhance shareholder value."

14. Please explain industry terms or jargon after the initial instance that they are used in the prospectus. In this regard, please define "FMCG" and "HoReCa."

Opportunities in Russia and Eastern Europe, page 3

15. As you have provided a summary of the positive attributes of entering into a business combination with a business or businesses in Russia or Eastern Europe, please revise this section to provide balancing disclosure regarding entering into such emerging markets. Alternatively, revise to remove such disclosure from the summary section. We note that the disclosure here is substantially similar to the disclosure on pages 74-75.

16. Please revise the first sentence of the fourth paragraph to clarify such statement as a belief of management.

Conflicts of Interest, page 7

17. We note your disclosure in the first paragraph on page 8 that your executive officers and directors will not commit their full time to your affairs and may in the future become involved with other blank check companies similar to you. Please revise by quantifying the amount of time that you expect your management team to devote to you on a weekly and monthly basis.

The Offering, page 9

Warrants purchased through private placement, page 11

18. We note disclosure on page 124 which states that the placement warrants may be exercised on a cash or cashless basis after consummation of an acquisition transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the warrants. Please revise to state such here.

Limited payments to insiders, page 12

19. Please revise the third bullet point by disclosing that there are no limitations on the types of expenses for which your officers, directors, or their respective affiliates may seek reimbursement. We note in this regard your disclosure in the first paragraph on page 59.

Redemption rights for our public shareholders in connection with our initial, page 15

20. We note disclosure on page 122 which states that neither you nor any target business is required to seek any public shareholder to elect to convert their callable Series A Shares into Series C Shares. Please revise to explain how you intend to seek conversion of your Series A Shares into Series C Shares held by your accredited investors and disclose whether such accredited investors will receive additional disclosure with regards to the Series C Shares. In your revised disclosure, please explain how you will determine who you may solicit.

21. Please revise this section or another appropriate section in the summary to include any estimates of the amount of working capital, taxes and expenses that will be payable out of interest to be released to you from the trust account or advise.

Risk Factors, page 21

22. We note that you have applied for listing on the NASDAQ Capital Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, please revise this risk factor to disclose this reliance and describe the corporate governance matters affected.

We are a recently formed development stage company, page 21

23. Please revise the risk factor heading and risk factor to clarify that you are a blank check company in the development stage.

Under British Virgin Islands law, the requirements and restrictions, page 22

24. In order to effectuate a business combination, we note that blank check companies have, in the recent past, amended various provisions of their governing charter documents. Please revise this risk factor or include a new risk factor highlighting such risks.

Because we are incorporated under the laws, page 29

25. Here or in your disclosure under "Enforceability of Civil Liabilities, page 53," please make clear the common law doctrine of obligation.

<u>Your only opportunity to evaluate and affect the investment decision, page 30</u>

26. Please revise to clarify that your shareholders will not be afforded an opportunity to vote on your proposed business combination unless such vote is required by law or NASDAQ.

<u>Our outstanding warrants may adversely affect the market price, page 39</u>

27. We note disclosure on the prospectus cover page and throughout where you refer to the warrants that are not placement warrants as "redeemable warrants." Please revise for consistency. Also clarify here that the placement warrants may be exercised on a cash or cashless basis.

<u>Our directors may not be considered "independent," page 43</u>

28. We note disclosure stating that there is no limit on the amount of out-of-pocket expenses that may be incurred. Please revise to disclose whether there are any limits to the amount of expenses that could be reimbursed.

<u>The legal system in Russia and other countries in which we may operate, page 45</u>

29. Please revise this risk factor and the related risk factors where you solely discuss the risks of acquiring a business in Russia to include a discussion of any risks pertaining to operating in Ukraine, Belarus, and Kazakhstan.

<u>Restrictions on foreign ownership imposed by Russian legislation, page 47</u>

30. Please revise your discussion to make clear what are "strategically important" businesses. Also, please state whether there are any restrictions on other types of businesses.

<u>Shareholder liability under Russian legislation could cause us to become liable, page 51</u>

31. Please make clear whether individual shareholders may be held liable for damages above the amount of their shareholdings.

<u>Enforceability of Civil Liabilities, page 53</u>

32. Please ensure that you discuss all material jurisdictions as per Rule 101(g) of Regulation S-K. We note your references to Russia and Eastern Europe and your inclusion of the risk "Any U.S. or other foreign judgments that may be obtained…" on page 46.

Use of Proceeds, page 55

33. Please revise footnote (4) to the use of proceeds table by including an estimate of the interest to be earned on the trust account through your 18-month duration (or 21 months pursuant to the automatic period extension).

Proposed Business, page 73

Opportunities in Russia and Eastern Europe, page 74

34. Please balance your disclosure in this section by discussing in detail the risks inherent in acquiring and operating a business in Russia, Ukraine, Belarus, and Kazakhstan. We note in this regard your risk factor disclosure beginning on page 44, including disclosure of the risks associated with emerging markets, political and governmental instability, infrastructure, uncertainties in legal systems, concerns with bribery and corruption, and restrictions on foreign ownership. Please also discuss how you anticipate these risks might influence your efforts to identify and acquire a potential acquisition target.

35. Please provide brief overview of each of the industries identified in the fourth bullet point under "Business Philosophy," including a discussion of any features unique to these industries and whether there are any restrictions on foreign ownership in these industries in Russia or Eastern Europe. In this regard, we note your risk factors regarding Russia beginning on page 44.

36. Refer to the fifth full paragraph on page 75. Please explain what you mean by "the opportunities represent a better comparable value proposition on the backdrop of what is sometimes a complicated financial and legal environment."

Shareholder Redemption Rights, page 85

37. Please revise the cross-reference in the third full paragraph on page 87 to clarify, if true, that the methodologies you contemplate are those discussed in the first full paragraph on page 89.

Amended and Restated Memorandum and Articles of Association, page 91

38. Refer to the first paragraph on page 94. You state that your Amended and Restated Memorandum and Articles of Association only provide shareholders with redemption rights in connection with an acquisition transaction. You also state that there is no assurance that redemption rights will be granted in connection with a vote on other amendments. Please clarify under what circumstances shareholders may have redemption rights other than in connection with an acquisition transaction and describe what differences are contemplated in these redemption rights compared to the redemption rights in connection with an acquisition.

Specific Potential Conflicts, page 111

39. We note that your officers and directors are free to become involved in other blank check companies. Please revise to clarify whether any of your officers or directors were affiliates with companies with a similar business plan as yours.

Principal Shareholders, page 113

40. Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 7.A.2 of Form 20-F.

Series C Shares, page 122

41. Please clarify here and throughout that the Series C Shares are not offered and will not be registered on this registration statement.

Taxation, page 137

British Virgin Islands Taxation, page 137

42. The discussion in this section appears to include legal conclusions. To the extent this discussion was prepared by counsel, please include a consent and name counsel.

U.S. Federal Income Taxation, page 137

43. The discussion of tax consequences appears material to an investor. Please file an opinion of counsel in accordance with Item 601(b)(8) of Regulation S-K. Also revise to clarify that you have included a discussion of the material tax consequences and not merely a "summary."

Consolidated Financial Statements

44. On page F-7, you indicate that you selected December 31 as your fiscal year end. As such, please revise your filing to include your December 31, 2011 financial statements. For guidance, please refer to Rule 8-02 of Regulation S-X. Please note that you may continue to include the February 17, 2012 financial statements in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Giovanni Caruso, Esq.
        Loeb & Loeb LLP